EXHIBIT 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK/UNIT DIVIDENDS

(Dollar amounts in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations	$12,003	$229,529	$(106,397)	$(274,944)	$(1,605,355)	$(372,126)
Add (Deduct):
Fixed charges	102,749	458,285	572,108	529,798	518,399	471,130
Capitalized interest	(14,573)	(67,955)	(53,397)	(52,651)	(53,661)	(94,205)
Earnings from unconsolidated entities, net	(29,746)	(97,220)	(31,676)	(59,935)	(23,678)	(28,059)
Distributed income from equity entities	25,738	68,618	34,945	72,976	27,404	63,885
Income tax expense (benefit)	6,880	106,733	3,580	1,776	(30,499)	5,975

Earnings (loss), as adjusted	$103,051	$697,990	$419,163	$217,020	$(1,167,390)	$46,600

Combined fixed charges and preferred stock/unit dividends:
Interest expense	$85,523	$379,327	$505,215	$466,571	$461,166	$372,768
Capitalized interest	14,573	67,955	53,397	52,651	53,661	94,205
Portion of rents representative of the interest factor	2,653	11,003	13,496	10,576	3,572	4,157

Total fixed charges	102,749	458,285	572,108	529,798	518,399	471,130
Preferred stock/unit dividends	2,135	18,391	41,226	34,696	25,424	25,423

Combined fixed charges and preferred stock/unit dividends	$104,884	$476,676	$613,334	$564,494	$543,823	$496,553

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred stock/unit dividends	(a)	1.5	(a)	(a)	(a)	(a)

(a)	For the three months ended March 31, 2014, our combined fixed charges and preferred stock/unit dividends exceeded our earnings as adjusted by $1.8 million. The loss from continuing operations for 2012, 2011, 2010, and 2009 includes impairment charges of $269.0 million, $147.7 million, $1.1 billion, and $495.2 million, respectively, that are discussed in our Annual Report on Form 10-K. Our combined fixed charges and preferred stock/unit dividends exceeded our earnings (loss), as adjusted, by $194.2 million, $347.5 million, $1.7 billion, and $450.0 million for the years ended December 31, 2012, 2011, 2010 and 2009, respectively.